

January 25, 2011

Eric Stoppenhagen
President
Digipath, Inc.
1328 W. Balboa Blvd. Suite C
Newport Beach, CA 92661

> **Re:** **Digipath, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 12, 2011**
> **File No. 000-54239**

Dear Mr. Stoppenhagen:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. In particular, your registration statement fails to include financial statements and related disclosures as necessary to comply with Article 8 of Regulation S-X at the time of effectiveness. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

This registration statement will become effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Sincerely,

Duc Dang
Attorney-Advisor